FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 31, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Updates Mineral Reserve and Resource Estimates for YE2016 and Files Form 40-F Annual Report

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its 2016 Mineral Reserve and Resource estimates for its existing mineral property assets in Mexico as of December 31, 2016. Metal prices used to estimate the 2016 Reserve estimates were increased slightly compared to previous estimates to: $18.00/oz for silver, $1,250/oz for gold, $1.00/lb for lead and $1.15/lb for zinc.

“We began 2016 with a small exploration budget of only $9.9 million designed to primarily assist with our mining activities,” stated Keith Neumeyer, President and CEO. “In the second half of 2016, we increased the exploration budget by 71% and returned our focus on growing the ounces in the ground. For 2017, we are investing $27.0 million to complete over 183,000 metres of diamond drilling across our Mexican assets. This renewed investment is expected to add significant growth to our Reserves and Resources in the years ahead.”

The following table shows the total tonnage mined from each of the Company’s six producing properties during 2016, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.
2016 Production Table

	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	SANTA ELENA	TOTAL
TONNES OF ORE PROCESSED	881,075	610,509	337,020	297,802	155,696	988,060	3,270,162

OZ OF SILVER PRODUCED	2,706,516	2,220,874	1,500,951	1,902,963	923,597	2,598,537	11,853,438

OZ OF SILVER EQ. PRODUCED FROM OTHER METALS (1)	6,856	1,167,560	1,148,375	306,072	600,091	3,587,408	6,816,362

TOTAL OZ OF SILVER EQ. PRODUCED	2,713,372	3,388,434	2,649,326	2,209,035	1,523,688	6,185,945	18,669,800

TONNES MINED FROM MATERIAL IN RESERVES	47,722	588,624	315,937	213,362	117,414	932,033	2,215,092

TONNES MINED FROM MATERIAL NOT IN RESERVES	833,353	21,885	21,083	84,440	38,282	56,027	1,055,070

(1)
Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables within the remainder of this section.

(2)	Totals may not add up due to rounding.

The Company completed a total of 97,576 metres of diamond drilling at its six operating mines in 2016, representing a 170% increase in metres drilled compared to the prior year.

For 2017, First Majestic is planning to invest $27.0 million towards exploration to drill approximately 183,000 metres at its core Mexican assets consisting of approximately 43,000 metres of diamond drilling intended to upgrade Resources to Reserves at La Parrilla, Del Toro, La Guitarra and Santa Elena; approximately 100,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 40,000 metres at the Plomosas Silver Project. A combination of surface and underground drill rigs will focus on assisting mining activities, definition drilling and to support future updates to the Company’s NI43-101 Technical Reports.

As of December 31, 2016, Proven and Probable Reserves totaled 116.7 million silver equivalent ounces, representing a 14% decrease or 18.6 million silver equivalent ounces in metal content compared to the prior estimate. This reduction is primarily due to the production depletion of 14.5 million silver equivalent ounces despite a modest increase of 3% in the assumed silver and gold prices and higher metal prices for lead and zinc. In addition, the reduction is the effect of an average increase of 10% in the cut-off grades for most of the mines. The escalation in the cut-off grade is a reflection of an increase of the mining and sustaining cost per tonne motivated by adopting more selective mining methods and the re-activation of sustaining development and near-mine exploration.

The Company’s consolidated Measured and Indicated Resources totaled 139.6 million silver equivalent ounces, representing an 11% decrease from 2015 estimates primarily due to the production depletion and an increase of the production cost per tonne. In addition, Inferred Resources decreased 15% to 233.2 million silver equivalent ounces primarily due to the escalation in the cut-off grade as a reflection of an increase of the mining and sustaining cost per tonne.

The complete 2016 Mineral Reserve and Resource estimates for all metals, tonnage and grades are shown below in the following tables:

PROVEN AND PROBABLE MINERAL RESERVES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2016

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
LA ENCANTADA	Proven (UG)	Oxides	289	239	—	—	—	239	2,222	2,222
	Probable (UG)	Oxides	1,516	213	—	—	—	213	10,372	10,372
	Probable (UG)	Oxides - Flotation	809	147	—	2.35	—	196	3,817	5,093
	Probable (Tailings)	Oxides	4,138	110	—	—	—	110	14,633	14,633
	Total Proven and Probable (UG)	Oxides + Tailings	6,751	143	—	0.28	—	149	31,043	32,319

LA PARRILLA	Proven (UG)	Oxides	181	200	0.12	—	—	210	1,164	1,220
	Probable (UG)	Oxides	671	161	—	—	—	164	3,469	3,546
	Total Proven and Probable (UG)	Oxides	852	169	0.06	—	—	174	4,633	4,766
	Proven (UG)	Sulphides	410	185	0.01	1.67	1.55	280	2,442	3,687
	Probable (UG)	Sulphides	649	209	0.04	2.01	2.01	328	4,370	6,853
	Total Proven and Probable (UG)	Sulphides	1,059	200	0.02	1.88	1.83	310	6,812	10,539
	Total Proven and Probable (UG)	Oxides + Sulphides	1,910	186	0.04	1.04	1.02	249	11,445	15,305

SAN MARTÍN	Proven (UG)	Oxides	880	246	0.28	—	—	267	6,973	7,561
	Probable (UG)	Oxides	1,311	243	0.16	—	—	255	10,220	10,728
	Total Proven and Probable (UG)	Oxides	2,191	244	0.21	—	—	260	17,193	18,289

DEL TORO	Proven (UG)	Transition + Sulphides	708	211	0.09	4.12	1.87	352	4,800	8,010
	Probable (UG)	Transition + Sulphides	647	233	0.26	4.39	2.94	401	4,846	8,349
	Total Proven and Probable (UG)	Transition + Sulphides	1,356	221	0.17	4.25	2.38	375	9,646	16,360

LA GUITARRA	Proven (UG)	Sulphides	88	179	1.47	—	—	273	509	775
	Probable (UG)	Sulphides	1,041	256	1.34	—	—	341	8,577	11,423
	Total Proven and Probable (UG)	Sulphides	1,129	250	1.35	—	—	336	9,086	12,198

SANTA ELENA	Probable (UG Main)	Sulphides	2,597	110	1.63	—	—	215	9,208	17,927
	Probable (PAD)	Oxides Spent Ore	1,882	31	0.62	—	—	71	1,857	4,275
	Total Probable	Oxides + Sulphides	4,479	77	1.21	—	—	154	11,065	22,202
	Total Proven and Probable	All mineral types	17,977	155	0.42	0.54	0.29	201	89,551	116,384

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) Metal prices considered for Mineral Reserves estimates were $18.00 /oz Ag, $1,250 /oz Au, $1.00 /lb Pb, and $1.15 /lb Zn.
(3) The Mineral Reserves information provided above for La Encantada, La Parrilla, Del Toro, San Martín, La Guitarra and Santa Elena is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.
(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2016 Annual Information Form.
(5) The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of the 2016 Annual Information Form.

MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2016

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
LA ENCANTADA	Measured (UG)	Oxides	305	269	—	—	—	269	2,637	2,637
	Indicated (UG)	Oxides	894	297	—	—	—	297	8,518	8,518
	Indicated (UG)	Oxides - Flotation	734	246	—	4.07	—	325	5,795	7,662
	Indicated (Tailings)	Oxides	4,222	110	—	—	—	110	14,931	14,931
	Total Measured and Indicated (UG)	Oxides + Tailings	6,154	161	—	0.49	—	171	31,881	33,748

LA PARRILLA	Measured (UG)	Oxides	207	225	—	—	—	235	1,497	1,564
	Indicated (UG)	Oxides	674	180	0.06	—	—	185	3,900	4,003
	Total Measured and Indicated (UG)	Oxides	881	191	0.08	—	—	197	5,397	5,567
	Measured (UG)	Sulphides	420	224	—	1.99	1.88	337	3,024	4,553
	Indicated (UG)	Sulphides	596	240	—	2.31	2.32	378	4,600	7,229
	Total Measured and Indicated (UG)	Sulphides	1,016	233	—	2.18	2.14	361	7,624	11,782
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,897	213	0.05	1.17	1.14	284	13,021	17,349

SAN MARTÍN	Measured (UG)	Oxides	1,009	266	0.27	—	—	285	8,632	9,254
	Indicated (UG)	Oxides	1,631	254	0.14	—	—	264	13,292	13,822
	Total Measured and Indicated (UG)	Oxides	2,639	258	0.19	—	—	272	21,923	23,075

DEL TORO	Measured (UG)	Transition + Sulphides	980	220	0.07	4.13	1.97	361	6,925	11,362
	Indicated (UG)	Transition + Sulphides	1,321	205	0.25	3.63	3.07	350	8,690	14,884
	Total Measured and Indicated (UG)	Transition + Sulphides	2,301	211	0.17	3.84	2.60	355	15,616	26,246

LA GUITARRA	Measured (UG)	Sulphides	83	204	1.61	—	—	305	547	818
	Indicated (UG)	Sulphides	992	291	1.51	—	—	385	9,273	12,289
	Total Measured and Indicated (UG)	Sulphides	1,075	284	1.52	—	—	379	9,821	13,107

SANTA ELENA	Indicated (UG)	Sulphides	2,629	131	2.03	—	—	259	11,083	21,859
	Indicated (Pad)	Oxides	1,882	31	0.62	—	—	70	1,857	4,230
	Total Indicated	Oxides + Sulphides	4,511	89	1.44	—	—	180	12,940	26,089

	Total Measured and Indicated	All mineral types	18,577	176	0.49	0.76	0.44	234	105,202	139,614

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $19.00/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(3)
The Mineral Resources information provided above for La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)
Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.

(5)
Mineral Resource estimates for La Encantada are based on information contained in the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to 31 December, 2016.

(6)
Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015. These estimates were reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology.

(7)
Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(8)	The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section below.

(9)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(10)	The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties".

INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2016

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
LA ENCANTADA	Inferred Ojuelas (UG)	Oxides - Flotation	35	292	—	0.78	—	—	305	325	340
	Inferred other deposits (UG)	Oxides	728	232	—	—	—	—	232	5,430	5,430
	Inferred Total (UG)	Oxides	762	235	—	0.04	—	—	235	5,756	5,770

LA PARRILLA	Inferred (UG)	Oxides	1,478	229	0.04	—	—	—	232	10,868	11,001
	Inferred (UG)	Sulphides	2,967	224	—	2.32	2.42	—	362	21,415	34,520
	Inferred Total (UG)	Oxides + Sulphides	4,445	226	0.01	1.55	1.62	—	319	32,282	45,521

SAN MARTÍN	Inferred Total (UG)	Oxides	3,918	259	—	—	—	—	259	32,592	32,592

DEL TORO	Inferred Total (UG)	Transition + Sulphides	4,637	164	0.12	3.30	3.37	—	293	24,397	43,753

LA GUITARRA	Inferred Total (UG)	Sulphides	679	290	1.44	—	—	—	380	6,322	8,285

SANTA ELENA	Inferred Total (UG)	Sulphides	591	103	2.04	—	—	—	232	1,966	4,408

LA JOYA	Inferred Total (OP)	Sulphides	27,927	58	0.28	—	—	0.47	103	51,646	92,907
	Total Inferred	All mineral types	42,960	112	0.25	0.52	0.53	0.31	169	154,961	233,237

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $19.00/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.

(3)
The Mineral Resources information provided above for La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)
Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.

(5)
Mineral Resource estimates for La Encantada are based on information contained in the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.

(6)
Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October 2015. These estimates were reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology

(7)
Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(8)	The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section below.

(9)	Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.
(10) The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties".

The Company also announces that its 2016 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.
Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1805 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.
These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.
Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.